Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SCIENTIFIC-ATLANTA, INC.

FIRST: The name of the corporation (hereinafter called the “Corporation”)” is Scientific-Atlanta, Inc.

SECOND: The number of shares which the Corporation is authorized to issue is One Thousand (1,000), all of which are without par value and are of the same class and are Common shares.

THIRD: The street address and the county of the registered office of the Corporation in the State of Georgia are 40 Technology Pkwy South, #300, Norcross, Georgia 30092, Gwinnett County.

The name of the registered agent of the Corporation at the said registered office is Corporation Service Company.

FOURTH: The mailing address of the principal office of the Corporation is 5030 Sugarloaf Parkway, Lawrenceville, Georgia 30044-2869, Gwinnett County.

FIFTH: The purposes for which the Corporation is organized are as follows:

•	To engage in any lawful business; and

•	To have all of the general powers granted to corporations organized under the Georgia Business Corporation Code, whether granted by specific statutory authority or by construction of law.

SIXTH: The Corporation shall, to the fullest extent permitted by the provisions of the Georgia Business Corporation Code, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions, and any indemnification effected under this provision shall not be deemed exclusive of rights to which those indemnified may be entitled under any bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of the Georgia Business Corporation Code, as the same may be amended and supplemented.

EIGHTH: Action required or permitted by the provisions of the Georgia Business Corporation Code to be taken at a shareholders’ meeting may be taken without a meeting in accordance with the provisions of Section 14-2-704 of the Georgia Business Corporation Code if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.

NINTH: The duration of the corporation shall be perpetual.

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